SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):        .)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):        .)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number
1	Announcement in relation to Completion of Issue of 0.75 Per Cent Guaranteed Convertible Bonds Due 2015 Exchangeable into Ordinary Shares of China Unicom (Hong Kong) Limited.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: October 20, 2010

	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is not for distribution, directly or indirectly, in or into the United States, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein will not be registered under the United States Securities Act of 1933, as amended (the ''Securities Act’’) and may not be offered or sold in the United States except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. The Company does not intend to make any public offering of securities in the United States.

(the “Guarantor”)
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
COMPLETION OF ISSUE OF 0.75 PER CENT
GUARANTEED CONVERTIBLE BONDS DUE 2015 EXCHANGEABLE INTO
ORDINARY SHARES OF
CHINA UNICOM (HONG KONG) LIMITED
The Board is pleased to announce that, with all of the conditions precedent under the Subscription Agreement having been fulfilled, completion of the issue of the Convertible Bonds took place on 18 October 2010.
Reference is made to the announcement of China Unicom (Hong Kong) Limited (the Company) dated 28 September 2010 (the Announcement) relating to the issue of US$1,838,800,000 0.75 per cent guaranteed convertible bonds due 2015 exchangeable into ordinary shares of the Company. Terms used herein shall have the same meanings as those defined in the Announcement.

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COMPLETION OF THE ISSUE OF CONVERTIBLE BONDS
The Board is pleased to announce that, with all of the conditions precedent under the Subscription Agreement having been fulfilled, completion of the issue of the Convertible Bonds took place on 18 October 2010 and the Convertible Bonds in registered form in the aggregate principal amount of US$1,838,800,000 have been created and issued in favour of the purchasers of the Convertible Bonds in accordance with the terms of the Subscription Agreement. Approval has been granted by The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Convertible Bonds issued by Billion Express Investments Limited with effect from 19 October 2010.
As at the date of this Announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 19 October 2010

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